EXHIBIT 99

DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

September 30,
2008

Assets
Current assets:
Cash and cash equivalents	$4,973
Receivables, net	315,245
Income taxes receivable	664
Inventories	121,296
Deferred income taxes	18,934
Prepaid expenses and other current assets	9,837

Total current asset	470,949
Property, plant and equipment, net	505,032
Goodwill	1,095,436
Identifiable intangible and other assets	192,197

Total	$2,263,614

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$297,734
Current portion of long-term debt	198,016

Total current liabilities	495,750
Long-term debt	316,463
Deferred income taxes	148,354
Other long-term liabilities	86,086
Parent’s net investment:	1,221,337
Parent’s net investment
Accumulated other comprehensive loss	(4,376)

Total parent’s net investment	1,216,961

Total	$2,263,614

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Nine Months Ended
September 30, 2008

Net sales	$3,360,571
Cost of sales	2,627,761

Gross profit	732,810
Operating costs and expenses:
Selling and distribution	476,256
General and administrative	42,985
Amortization of intangibles	945
Facility closing and reorganization costs	3,852

Total operating costs and expenses	524,038

Operating income	208,772
Other (income) expense:
Interest expense	20,911
Other (income) expense, net	66,763

Total other expense	87,674

Income from continuing operations before income taxes	121,098
Income taxes	46,328

Income from continuing operations	74,770
Income from discontinued operations, net of tax	412

Net income	$75,182